UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Disclosure of the 2026 Corporate Value Enhancement Plan

On February 6, 2026, Woori Financial Group Inc. (“Woori Financial Group”) disclosed its “2026 Corporate Value Enhancement Plan” on its website (www.woorifg.com).

The main contents of the plan are as follows:

1. Performance Review of the “2025 Corporate Value Enhancement Plan”

2. 2026 Action Plan

Please refer to our website www.woorifg.com for detailed information regarding the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 6, 2026	By:	/s/ Seong Min Kwak
(Signature)

Name: Seong Min Kwak
Title: Deputy President